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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Rewards Network Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                          Common Stock, $0.02 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                    893767103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO.  893767103                                                Page 2 of 10
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        William A. Lederer
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      368,032 (1)
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     None
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   368,032 (1)
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        368,032
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) [X]


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        1.5% (2)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Includes 368,032 shares of Common Stock of the Issuer owned by entities formed for estate planning purposes for the benefit of Mr. Lederer, his wife, and their children.

(2) Based on 24,166,891 shares of Common Stock outstanding as of November 11, 2003.

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CUSIP NO.  893767103                                                Page 3 of 10
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Muriel Lederer, in her capacity as custodian under Illinois UTMA for Adam Lederer.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     None
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   None
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        None
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        0.0% (2)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO.  893767103                                                Page 4 of 10
--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Muriel Lederer, in her capacity as custodian under Illinois UTMA for Eric Lederer.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       None
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     None
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   None
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        None
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        0.0% (2)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO.  893767103                                                Page 5 of 10
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Renda Lederer
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       3,500
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      368,032 (1)
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     3,500
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   368,032 (1)
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        371,532
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) [X]


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        1.5% (2)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


(1) Mrs. Renda Lederer has been granted the sole power to vote, to direct the vote, to dispose and to direct the disposition of, 368,032 shares of Common Stock of the Issuer, held by entities formed for estate planning purposes for the benefit of Mr. Lederer, Mrs. Lederer and their children.

(2) Based on 24,166,891 shares of Common Stock outstanding as of November 11, 2003.

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CUSIP NO.  893767103                                                Page 6 of 10
--------------------------------------------------------------------------------

ITEM 1 (a) NAME OF ISSUER:

         Rewards Network, Inc., formerly known as iDine Rewards Network Inc. and formerly known as Transmedia Network, Inc. (the "Issuer")

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         2 North Riverside Plaza, Suite 950, Chicago, Illinois  60606

ITEM 2 (a) NAME OF PERSON FILING:

         The names of the persons filing this statement (the "Reporting Persons") are William A. Lederer ("Mr. Lederer"); Muriel Lederer ("Ms. Lederer"), as custodian for the Muriel Lederer Illinois UTMA for the benefit of Adam Lederer ("Adam Lederer UTMA Account"); Ms. Lederer as custodian for the Muriel Lederer Illinois UTMA for the benefit of Eric Lederer ("Eric Lederer UTMA Account"); and Renda Lederer ("Mrs. Lederer"). Mr. Lederer and Mrs. Lederer may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

         The business address of each of the Reporting Persons is c/o Minotaur Partners L.P., 227 West Monroe Street, Chicago, IL 60606.

ITEM 2 (c) CITIZENSHIP:

         Each of the Reporting Persons is a citizen of the United States of America.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

         This statement relates to the common stock, par value $.02 of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   893767103

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      [ ]  Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP NO.  893767103                                                Page 7 of 10
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         (d)      [ ]  Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]  An investment advisor in accordance with
Section 240.13d-1(b)(1)(ii) (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  OWNERSHIP:


         (a) and (b) There were approximately 24,166,891 shares of Common Stock outstanding as of November 11, 2003, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003. As of the date hereof, the Reporting Persons beneficially own 371,532 shares of Common Stock representing approximately 1.5% of the Common Stock issued and outstanding, based on 24,166,891 shares outstanding.

         (c)

         Mr. Lederer

         Mr. Lederer has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to no shares of Common Stock of the Issuer, representing 0.0% of the Common Stock of the Issuer. Mr. Lederer has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 368,032 shares of Common Stock, which constitutes approximately 1.5% of the Issuer's total issued and outstanding shares.

         Adam Lederer UTMA Account

         Ms. Lederer, as custodian of the Adam Lederer UTMA Account, has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to no shares of Common Stock of the Issuer, which constitutes approximately 0.0% of the Issuer's total issued and outstanding shares.

         Eric Lederer UTMA Account

         Ms. Lederer, as custodian of the Eric Lederer UTMA Account, has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to no shares of Common Stock of the Issuer, which

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CUSIP NO.  893767103                                                Page 8 of 10
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constitutes approximately 0.0% of the Issuer's total issued and outstanding shares.

         Mrs. Lederer

         Mrs. Lederer has the sole power to vote, to direct the vote, to dispose and to direct the disposition with respect to 3,500 shares of Common Stock of the Issuer, representing approximately 0.0% of the Common Stock of the Issuer. Mrs. Lederer has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 368,032 shares of Common Stock of the Issuer, which constitutes approximately 1.5% of the Issuer's total issued and outstanding shares.

         Mr. Lederer and Mrs. Lederer may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

         The Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the Common Stock.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Certain entities formed for estate planning purposes for the benefit of Mr. Lederer, Mrs. Lederer and their children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.


ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO.  893767                                                   Page 9 of 10
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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   January 29, 2004


                                                  /s/ William A. Lederer
                                                  ------------------------------
                                                  William A. Lederer


                                                  /s/ Muriel Lederer
                                                  ------------------------------
                                                  Muriel Lederer in her capacity
                                                  as custodian under Illinois
                                                  UTMA for Adam Lederer


                                                  /s/ Muriel Lederer
                                                  ------------------------------
                                                  Muriel Lederer in her capacity
                                                  as custodian under Illinois
                                                  UTMA for Eric Lederer


                                                  /s/ Renda Lederer
                                                  ------------------------------
                                                  Renda Lederer

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CUSIP NO.  893767103                                               Page 10 of 10
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                                    EXHIBIT A

                        Agreement Relating to the Filing
                       of Joint Statements on Schedule 13G
                            Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

         Dated: January 29, 2004


                                                  /s/ William A. Lederer
                                                  ------------------------------
                                                  William A. Lederer


                                                  /s/ Muriel Lederer
                                                  ------------------------------
                                                  Muriel Lederer in her capacity
                                                  as Custodian under Illinois
                                                  UTMA for Adam Lederer


                                                  /s/ Muriel Lederer
                                                  ------------------------------
                                                  Muriel Lederer in her capacity
                                                  as custodian under Illinois
                                                  UTMA for Eric Lederer


                                                  /s/ Renda Lederer
                                                  ------------------------------
                                                  Renda Lederer